
July 21, 2023

Mark McGivney
Chief Financial Officer
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036

      Re: Marsh & McLennan Companies, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           File No. 001-05998

Dear Mark McGivney:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Finance